Exhibit 99.2
Contact:	Trinity Biotech plc	RedChip Companies Inc.
	Gary Keating, PhD	Dave Gentry, CEO
	(353)-1-2769800	(1)-407-644-4256 (1)-800-RED-CHIP (733-2447) TRIB@redchip.com

Trinity Biotech Begins Rollout of Innovative Glucose Monitoring
System In Key Market Following Regulatory Approval of Next-Generation
Premier Hb9210 HbA1c Column System

-   Company begins roll out of innovative diabetes care HbA1c column system in Brazil

-   Commercial leadership strengthened with key appointment

DUBLIN, Ireland (March 12, 2026) - - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announced that it has commenced the commercial rollout in Brazil of its updated laboratory blood glucose monitoring solution, the next‑generation HbA1c column system for its Premier Hb9210TM platform, following receipt of local regulatory approval.

This approval enables the introduction of the Company’s upgraded boronate affinity column system into one of the world’s largest diabetes markets. The enhanced Premier Hb9210 TM platform recently became the only HbA1c system worldwide to receive the prestigious International Federation of Clinical Chemistry (IFCC) “Gold” classification for 2026, a designation recognising the highest levels of clinical accuracy, precision and traceability.

“Brazil is one of the world’s most important diabetes markets, and regulatory approval of our upgraded Premier Hb9210 HbA1c system marks a significant step forward for our haemoglobin business and positions it well for long-term profitable growth,” said John Gillard, President & CEO of Trinity Biotech. “With the Premier Hb9210 achieving IFCC Gold status for 2026 — the only system globally to do so — we are delivering world‑leading accuracy to a market that needs it most.”

Brazil: An Important Diabetes Market

Brazil represents a major strategic market for Trinity Biotech. The country has one of the largest diabetes populations globally, with approximately 16 to 18 million adults living with diabetes and its prevalence continuing to rise in both urban and rural areas. This growing clinical burden underscores the urgent need for reliable, high‑specificity HbA1c testing technologies capable of supporting diabetes management.

The Premier Hb9210’s boronate affinity technology provides a meaningful advantage in the Brazilian clinical environment. Unlike many other HbA1c analysis technologies, boronate affinity methods are insensitive to haemoglobin variants, which occur at elevated rates within Brazil’s genetically diverse population. This reduces the risk of inaccurate results, false classifications, and unnecessary treatment adjustments — directly improving patient outcomes and clinician confidence.

Strengthened Commercial Leadership in Brazil

Trinity Biotech also announced that Bruna Gigliotti has recently joined the Company to lead its local Brazilian commercial organisation. Her appointment strengthens the Company’s local market execution in anticipation of accelerated adoption of its Premier Hb9210TM platform.

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and of our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2024 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.